SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2005

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

7th October 2005

SEPTEMBER 2005 TRAFFIC

Passenger activity remains buoyant: strong increase in both traffic (up 9.6%) and load factor (up 3.6 points to 83.1%)

Passenger operations

In September, Air France-KLM posted an excellent performance both in terms of traffic and unit revenue. Traffic increased strongly (up 9.6%) on 4.9% higher capacity. Load factor gained 3.6 points to reach the high level of 83.1%. The number of passengers carried rose by 7.3% to 6.2 million.

These strong results were driven by both a dynamic long-haul network and a particularly buoyant level of activity on the European network.

The Americas continued to post strong rises in activity, with traffic up 12.7% on 10.6% higher capacity. Load factor gained 1.6 points to 88.2%.

Asia recorded the best performance with a 6.5 point increase in load factor to 89.4%, with traffic up 12.7% for a 4.5% increase in capacity.

On the Africa and Middle-East network, activity remained strong with traffic increasing by 8.7% in line with capacity (+8.7%). Load factor remained stable at 81.7%.

On the Caribbean and Indian Ocean sector, load factor improved by 4.3 points to 76.4%, with traffic down slightly (-0.9%) on 6.5% lower capacity.

The European network posted a further strong performance in September, reinforcing the positive trend of previous months. Traffic increased strongly (up 7.6%) for capacity up 1.3%. Load factor gained 4.4 points to reach the very good level of 74.4%.

Cargo operations

In September, the cargo activity saw a slight improvement, with traffic up by 2.3%. Capacity increased by 6.6%, leading the cargo load factor to slip by 2.7 points to 65.2%.

Web site: www.airfranceklm-finance.com

Investor contact: Dominique Barbarin - +33 (0)1 41 56 88 60 - dobarbarin@airfrance.fr

Analyst contact: Fabrice Andriveau - +33 (0)1 41 56 72 59 - faandriveau@airfrance.fr

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STATISTICS

Passenger operations (millions)

	September			Cumulative
Total Group	2005	2004	%	2005-06	2004-05%
Passengers carried (000)	6,154	5,737	7.3%	36,657	34,499	6.3%
Revenue pax-kilometers (RPK)	16,068	14,659	9.6%	97,004	90,006	7.8%
Available seat-kilometers (ASK)	19,346	18,449	4.9%	118,495	112,908	4.9%
Passenger load factor (%)	83.1%	79.5%	3.6	81.9%	79.7%	2.1

Europe (including France)
Passengers carried (000)	4,378	4,128	6.0%	25,898	24,528	5.6%
Revenue pax-kilometers (RPK)	3,420	3,178	7.6%	20,375	19,108	6.6%
Available seat-kilometers (ASK)	4,595	4,536	1.3%	27,759	27,226	2.0%
Passenger load factor (%)	74.4%	70.1%	4.4	73.4%	70.2%	3.2

America (North and South)
Passengers carried (000)	747	660	13.2%	4,514	4,077	10.7%
Revenue pax-kilometers (RPK)	5,439	4,828	12.7%	32,907	29,673	10.9%
Available seat-kilometers (ASK)	6,166	5,574	10.6%	37,566	33,996	10.5%
Passenger load factor (%)	88.2%	86.6%	1.6	87.6%	87.3%	0.3

Asia / Pacific
Passengers carried (000)	398	351	13.4%	2,291	2,082	10.0%
Revenue pax-kilometers (RPK)	3,493	3,098	12.7%	20,128	18,375	9.5%
Available seat-kilometers (ASK)	3,906	3,737	4.5%	23,488	22,563	4.1%
Passenger load factor (%)	89.4%	82.9%	6.5	85.7%	81.4%	4.3

Africa & Middle East
Passengers carried (000)	425	390	8.9%	2,444	2,262	8.1%
Revenue pax-kilometers (RPK)	2,193	2,018	8.7%	12,588	11,588	8.6%
Available seat-kilometers (ASK)	2,686	2,472	8.7%	16,068	14,684	9.4%
Passenger load factor (%)	81.7%	81.6%	0.0	78.3%	78.9%	-0.6

Caribbean-Indian Ocean
Passengers carried (000)	205	207	(0.7%)	1,509	1,551	(2.7%)
Revenue pax-kilometers (RPK)	1,523	1,537	(0.9%)	11,006	11,263	(2.3%)
Available seat-kilometers (ASK)	1,992	2,130	(6.5%)	13,613	14,440	(5.7%)
Passenger load factor (%)	76.4%	72.1%	4.3	80.8%	78.0%	2.9

Cargo operations (millions)

	September			Cumulative
Total Group	2005	2004	%	2005-06	2004-05%
Revenue tonne-km (RTK)	889	869	2.3%	5,251	5,172	1.5%
Available tonne-km (ATK)	1,364	1,280	6.6%	8,182	7,699	6.3%
Cargo load factor (%)	65.2%	67.9%	-2.7	64.2%	67.2%	-3.0

Europe (including France)
Revenue tonne-km (RTK)	7	8	(11.7%)	43	50	(15.4%)
Available tonne-km (ATK)	46	49	(6.6%)	287	299	(3.8%)
Cargo load factor (%)	15.8%	16.7%	-0.9	14.8%	16.8%	-2.0

America (North and South)
Revenue tonne-km (RTK)	292	289	0.9%	1,796	1,768	1.6%
Available tonne-km (ATK)	469	429	9.4%	2,862	2,626	9.0%
Cargo load factor (%)	62.2%	67.4%	-5.2	62.8%	67.3%	-4.6

Asia / Pacific
Revenue tonne-km (RTK)	466	447	4.1%	2,678	2,606	2.8%
Available tonne-km (ATK)	625	592	5.5%	3,694	3,496	5.7%
Cargo load factor (%)	74.5%	75.6%	-1.1	72.5%	74.5%	-2.0

Africa & Middle East
Revenue tonne-km (RTK)	81	79	1.7%	468	474	(1.3%)
Available tonne-km (ATK)	142	130	9.2%	818	768	6.5%
Cargo load factor (%)	57.0%	61.2%	-4.2	57.3%	61.8%	-4.5

Caribbean-Indian Ocean
Revenue tonne-km (RTK)	44	45	(2.2%)	265	274	(3.1%)
Available tonne-km (ATK)	82	80	2.9%	521	511	2.0%
Cargo load factor (%)	53.1%	55.9%	-2.8	50.9%	53.6%	-2.7

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Forward-Looking Statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and business of Air France-KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France-KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France’s and KLM’s Securities and Exchange Commission filings, including their Annual Reports on Form 20-F for the year ended March 31, 2005. Air France-KLM undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: October 7, 2005	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations